BUZZ MEDIA, LTD.
11 Thornhill Drive, Suite 216
Dartmouth, Nova Scotia
Canada B3B 1R9

July 23, 2008

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3628

Attention: Ms. Julia E. Griffith, Special Counsel, Office of Mergers and Acquisitions

Dear Ms. Griffith:

Re:	Buzz Media, Ltd. (the "Company")
Company Acknowledgements

In connection with our filing of our amended Schedule 14F via EDGAR on July 23, 2008, we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
BUZZ MEDIA, LTD.

Per:	/s/ Jianguo Wang
Jianguo Wang
President & CEO